17009168

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 01 2017

Washington DC
415

SEC FILE NUMBER
8- 37456

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advance Capital Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Towne Square, Suite 444
(No. and Street)

Southfield (City) — Michigan (State) — 48076 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie A. Katynski — (248) 350-8543 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carnaghi & Schwark, PLLC
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway (Address) — Roseville (City) — Michigan (State) — 48066 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph R. Theisen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advance Capital Group, Inc. and Subsidiaries, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

CAROL BREWER
Notary Public - Michigan
Oakland County
My Commission Expires Sep 16, 201[illegible]
Acting in the County of [illegible]

Notary Public

Signature

President - Advance Capital Group
President - Advance Capital Services
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows - Broker Dealer.
- ☒ (p) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Advance Capital Group, Inc. and Subsidiaries

Consolidated Financial Statements
And Supplementary Information

December 31, 2016

Advance Capital Group, Inc. and Subsidiaries
Consolidated Financial Statements and Supplementary Information

December 31, 2016

Table of Contents

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
31435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Advance Capital Group, Inc. and Subsidiaries
Southfield, Michigan

We have audited the accompanying consolidated financial statements of Advance Capital Group, Inc., and subsidiaries, which comprise the consolidated statement of financial condition as of December 31, 2016 and the related consolidated statement of operations and retained earnings, and cash flows for the year then ended, and the related notes to the financial statements and supplementary information. Advance Capital Group Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advance Capital Group, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained on pages 16 to 22, has been subjected to audit procedures performed in conjunction with the audit of Advance Capital Group Inc.'s consolidated financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information related to Advance Capital Services, Inc. (the Broker-Dealer subsidiary) contained in pages 18 to 22, we evaluated whether this supplementary information, including its form and content, is presented in conformity with Rule C.F.R. 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Carnaghi + Schwark, PLLC

February 23, 2017

Advance Capital Group, Inc.
and Subsidiaries

Consolidated Statement of Financial Condition
As of December 31, 2016

Assets	
Cash and cash equivalents	$ 173,900
Trade receivables	3,994,208
Furniture, equipment and software, less accumulated depreciation and amortization of $1,062,665	108,730
Deposits	10,348
Total assets	$ 4,287,186
Liabilities	
Payable to brokers and dealers	$ 4
Accounts payable	52,771
Accrued expenses	2,597,833
Total liabilities	2,650,608
Stockholders' equity	
Common stock	3
Additional paid in capital	214,108
Retained earnings	1,422,467
Total stockholders' equity	1,636,578
Total liabilities and stockholders' equity	$ 4,287,186

See Notes to Consolidated Financial Statements

Advance Capital Group, Inc.
and Subsidiaries

Consolidated Statement of Operations and Retained Earnings for the Year Ended December 31, 2016

Revenue	
Fee income	$ 15,554,593
Commissions	1,254,434
Interest income	114
Total revenue	16,809,141
Expenses	
Office compensation	4,146,168
Compensation of representatives	5,019,689
Depreciation and amortization	64,551
Insurance - General	149,979
Insurance - Health	650,966
Insurance - Workers' compensation	18,738
Marketing	556,489
Office expense	424,288
Payroll taxes	490,365
Postage	114,845
Investment mgt. tools	121,734
Professional fees	115,867
Computer support	80,967
ESOP contributions	839,537
Regulatory fees	98,059
Rent	515,072
Repairs and maintenance	11,584
Taxes and licenses	19,151
Telephone	209,223
Service bureau	277,974
Miscellaneous	69,832
Total expenses	13,995,078
Net income from operations	2,814,063
Retained Earnings - Beginning of year	1,422,404
Distributions	(2,814,000)
Retained earnings - End of year	$ 1,422,467

Advance Capital Group, Inc.
and Subsidiaries

Consolidated Statement of Cash Flows
for the Year Ended December 31, 2016

Cash flows from operating activities	
Cash received from brokers and dealers, investment companies and customers	$ 15,843,929
Cash paid to vendors and employees	(14,339,968)
Interest received	114
Net cash provided by operating activities	1,504,075
Cash flows from financing activities	
Distributions to stockholders	(1,650,000)
Net cash used in financing activities	(1,650,000)
Net decrease in cash and cash equivalents	(145,925)
Cash and cash equivalents - Beginning of year	319,825
Cash and cash equivalents - End of year	$ 173,900

See Notes to Consolidated Financial Statements

Advance Capital Group, Inc.
and Subsidiaries

Consolidated Statement of Cash Flows *(Continued)*
for the Year Ended December 31, 2016

Reconciliation of net income to net cash provided by operating activities	
Net income	$ 2,814,063
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	64,552
Changes in:	
Accounts receivable	(965,099)
Accounts payable and accrued taxes and expenses	(409,441)
Total adjustments	(1,309,988)
Net cash provided by operating activities	$ 1,504,075

1. Significant Accounting Policies

The consolidated financial statements include the accounts of Advance Capital Group, Inc., (the Company), a transfer agent and its wholly owned subsidiaries, Advance Capital Management, Inc. (MANAGEMENT), a registered investment adviser, and Advance Capital Services, Inc. (SERVICES), a broker/dealer. All material intercompany balances and transactions are eliminated in consolidation. These entities provide investment management and administrative services for individual investment accounts and an affiliated regulated investment company (which accounts for approximately 10% of the total revenue). The Company primarily transacts business in the midwestern United States.

Revenue Recognition
Advisory fee revenue is accrued based on contractual percentages of market values of the investment portfolios for which advisory services are rendered.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents primarily consist of money market funds.

Property and Depreciation
Furniture and equipment are being depreciated using the straight-line method over estimated useful lives of five to ten years. Software is being amortized using the straight-line method over estimated useful lives of three years.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Such estimates relate to useful lives of property and equipment, fair value of financial instruments and allowance for doubtful accounts among others. Actual results could differ from the estimated amounts.

Subsequent Events
The Company has evaluated events and transactions for potential recognition or disclosure through February 23, 2017, which is the same date the financial statements were available to be issued.

2. Financial Instruments

The Company's accounts receivable and accounts payable are financial instruments which have fair values at December 31, 2016 that approximate their stated carrying amounts at that date.

The Company and its subsidiaries have a concentrated credit risk for cash and cash equivalents because they maintain deposits in banks and brokerage firms that at times exceeded amounts

insured by the FDIC and SIPC. The maximum loss that would have resulted from that risk totaled approximately $0 at December 31, 2016 for the excess of the deposit liabilities reported by the banks and brokerage firms over the amounts that would have been covered by the FDIC and SIPC.

Credit risk for trade accounts is concentrated as well because a significant portion of the Company's customers comprising receivables at December 31, 2016 are broker/dealers and affiliated investment companies located in the United States.

3. Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, "Fair Value Measurements and Disclosures", sets forth a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. Level 3 inputs will be used only when Level 1 or Level 2 inputs are not available.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The following table presents fair value measurement information for certain financial instruments.

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds	$ 0	$ 69,515	$ 0

Level 2 - Fair Value Measurements

The fair value of the money market funds are obtained from readily available pricing sources for comparable instruments.

The Company's investments are reported at fair value in the accompanying consolidated statement of financial condition under the caption cash and cash equivalents.

4. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries.

	Advance Capital Management, Inc.	Advance Capital Services, Inc.	Consolidated
Total assets	$4,085,560	$ 484,209	$ 4,287,186
Stockholders' equity	1,226,925	409,653	1,636,578

For purposes of computing the net capital under rule 15c3-1 of the Securities and Exchange Commission, only the allowable stockholder's equity of the broker-dealer subsidiary, SERVICES, is utilized in the calculation.

5. Furniture, Equipment and Software

Furniture, equipment and software are recorded at cost and consist of:

Furniture and equipment	$ 1,071,083
Software	100,313
	$1,171,396

6. Common Stock

The authorized, issued and outstanding shares of common stock at December 31, 2016 were as follows:

Common stock, $.00001 par value; authorized 1,000,000,000 shares; issued and outstanding 300,000 shares.

7. Lease Commitments

The Company leases its principal office space under an operating lease expiring September 2018. The Company also leases additional office space in Michigan, Ohio and Illinois expiring through February 2020.

The aggregate minimum annual rental commitments at December 31, 2016 under noncancelable operating lease agreements are as follows:

Year Ending December 31	
2017	$ 312,177
2018	261,434
2019	81,622
2020	11,862
Total	$ 667,095

8. Income Taxes

The stockholders elected, under the applicable provisions of the Internal Revenue Code, to be taxed as an S-corporation effective April 1, 2000. Under such provisions, the Company does not generally incur a Federal income tax liability; instead, net income or loss is includable in computing the taxable income of the individual stockholders.

In some cases, S corporations incur Federal income taxes on the sale of assets, and additionally, could be liable for Federal income taxes should the election to be taxed as an S corporation be voluntarily or involuntarily terminated.

The Companies are subject to applicable state and local income taxes regardless of S-corporation status. The Company and its subsidiaries are registered in nineteen states and has filing requirements in four of these states. Management believes that it does not have nexus in any of the other jurisdictions in which it periodically operates and, accordingly, is not registered and does not file tax returns in those jurisdictions. In the normal course of business the Company is subject to examinations by taxing authorities. With few exceptions, the Company is no longer subject to U.S. Federal income tax examinations for years before 2012 or state income tax examinations for years before 2011.

9. Net Capital Requirements

SERVICES is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, SERVICES had net capital of $ 92,490 which was $87,490 in excess of its required net capital (based on aggregate indebtedness) of $5,000. SERVICES' net capital ratio was .81 to 1.

10. Transactions With Affiliate

The Company and its subsidiaries have agreements with Advance Capital I, Inc. (a regulated investment company with which certain officers and stockholders of the Company are affiliated) to serve as its investment adviser, distributor, transfer agent and dividend disbursing agent. Under terms of the agreement with Advance Capital I, Inc., a fee is paid monthly to MANAGEMENT, based on .70% of the average daily net assets up to $500 million and .65% of the average daily net assets above $500 million of the Advance Capital I, Inc. Equity Growth and Balanced Funds and .50% of the average daily net assets up to $500 million and .45% of the average daily net assets above $500 million of the Retirement Income Fund and .80% of the average daily net assets of the Core Equity Fund, on an annual basis. The Company is reimbursed by Advance Capital I, Inc. for the costs of providing the administrative, transfer agent and dividend disbursing agent services. Advance Capital I, Inc. also pays SERVICES, the distributor, for the distribution of fund shares, at a rate not to exceed .25% of the average daily net assets of the Equity Growth, Balanced, Retirement Income and Core Equity Funds.

MANAGEMENT operations reflect $1,227,868 of gross revenue charged Advance Capital I, Inc. for investment advisory fees for the year ended December 31, 2016.

SERVICES operations reflect $495,225 of gross revenue in connection with amounts paid by Advance Capital I, Inc. for the distribution of its shares for the year ended December 31, 2016.

11. Stock Repurchase Agreement

The Company's stockholders are party to an agreement dated November 13, 2007 (fourth restated) which stipulates the terms under which the Company's stock can be sold. Among other things, the agreement gives the remaining stockholders the first option to acquire the shares of any stockholder wishing to sell his common stock. If the remaining stockholders do not elect to purchase the stock, the agreement specifies the order of others that will receive an "option" to purchase such stock. The determination of purchase price is also established under the agreement and is materially in excess of the Company's book value.

12. Employee Stock Ownership Plan

The Company established an Employee Stock Ownership Plan (ESOP) during its then year ended September 30, 2006 as a long-term benefit for employees who have met certain eligibility requirements. The amount of the Company's annual contribution to the ESOP is at the discretion of the board of directors. Contributions are paid in cash and in amounts sufficient to satisfy the liability at the date of the contribution. Shares of common stock acquired by the plan are allocated to individual participant balances based on each employee's annual "covered" compensation as a percentage of total "covered" compensation. The Company accounts for the ESOP in accordance with FASB ASC 718. The board elected to make a contribution to the ESOP totaling $839,537 for the year ended December 31, 2016.

13. Advance Capital I, Inc. Funds Closure

On July 29, 2016, the Board of Directors of the Advance Capital I, Inc. Funds approved a Plan of Liquidation to close each Fund and redeem all outstanding shares on or before March 31, 2017. Effective August 8, 2016, each Fund no longer accepted new subscriptions to the Funds or subsequent purchases. Any shareholder who did not redeem their shares had their shares automatically redeemed as of December 20, 2016 at the respective Fund's net asset value and proceeds were sent to their address of record.

SUPPLEMENTARY INFORMATION

Advance Capital Group, Inc.
and Subsidiaries
Consolidating Statement of Financial Condition
As of December 31, 2016

	Advance Capital Management, Inc.	Advance Capital Services, Inc.	Advance Capital Group, Inc.	Eliminations	Consolidated
Assets					
Cash and cash equivalents	$ 5,587	$ 168,313	$	$	$ 173,900
Trade receivables	3,994,088	120			3,994,208
Intercompany receivables		282,583		282,583	-
Fixed assets, net	85,560	23,170			108,730
Deposits	325	10,023			10,348
Investment in subsidiaries			1,636,578	1,636,578	-
Total assets	$ 4,085,560	$ 484,209	$ 1,636,578	$ 1,919,161	$ 4,287,186
Liabilities					
Payable to brokers and dealers		4			4
Accounts payable		52,771			52,771
Accrued expenses	2,576,052	21,781			2,597,833
Intercompany payables	282,583			282,583	-
Total liabilities	2,858,635	74,556	-	282,583	2,650,608
Stockholders' equity					
Common stock	1,854	6,062	3	7,916	3
Additional paid in capital	183,589	600,149	214,108	783,738	214,108
Retained earnings	1,041,482	(196,558)	1,422,467	844,924	1,422,467
Total stockholders' equity	1,226,925	409,653	1,636,578	1,636,578	1,636,578
Total liabilities and stockholders' equity	$ 4,085,560	$ 484,209	$ 1,636,578	$ 1,919,161	$ 4,287,186

Advance Capital Group, Inc. and Subsidiaries

Consolidating Statement of Operations and Retained Earnings for the Year Ended December 31, 2016

	Advance Capital Management, Inc.	Advance Capital Services, Inc.	Advance Capital Group, Inc.	Eliminations	Consolidated
Revenue					
Fee Income	$ 15,052,801	$ 501,792	$	$	$ 15,554,593
Commissions	-	1,254,434			1,254,434
Interest income	64	50			114
Total revenue	15,052,865	1,756,276			16,809,141
Expenses					
Office compensation	3,783,578	362,590			4,146,168
Compensation of representatives	3,942,200	1,077,489			5,019,689
Depreciation and amortization	53,407	11,144			64,551
Insurance - General	130,935	19,044			149,979
Insurance - Health	539,103	111,863			650,966
Insurance - Workers' comp.	18,654	84			18,738
Marketing	487,429	69,060			556,489
Office expense	370,550	53,738			424,288
Payroll taxes	413,101	77,264			490,365
Postage	98,986	15,859			114,845
Investment mgt. tools	105,689	16,045			121,734
Professional fees	100,906	14,961			115,867
Computer support	70,821	10,146			80,967
ESOP contributions	839,537	-			839,537
Regulatory fees	85,889	12,170			98,059
Rent	448,624	66,448			515,072
Repairs and maintenance	10,059	1,525			11,584
Taxes and licenses	16,604	2,547			19,151
Telephone	182,271	26,952			209,223
Service bureau	242,357	35,617			277,974
Miscellaneous	61,999	7,833			69,832
Total expenses	12,002,699	1,992,379			13,995,078
Net income from operations	3,050,166	(236,103)			2,814,063
Net income from subsidiaries	-	-	2,814,063	2,814,063	-
Net income	3,050,166	(236,103)	2,814,063	2,814,063	2,814,063
Retained earnings - Beginning of year	805,316	39,545	1,422,404	844,861	1,422,404
Distributions	(2,814,000)	-	(2,814,000)	(2,814,000)	(2,814,000)
Retained earnings - End of year	$ 1,041,482	$ (196,558)	$ 1,422,467	$ 844,924	$ 1,422,467

Advance Capital Services, Inc.

(A wholly owned subsidiary of Advance Capital Group, Inc.)

Statement of Stockholders' Equity
for the Year Ended December 31, 2016

	Common Stock	Additional Paid in Capital	Retained Earnings
Balances at January 1, 2016	$ 6,062	$ 600,149	$ 39,545
Net Income			(236,103)
Balances at December 31, 2016	$ 6,062	$ 600,149	$ (196,558)

Advance Capital Services, Inc.

(A wholly owned subsidiary of Advance Capital Group, Inc.)

Statement of Cash Flows
for the Year Ended December 31, 2016

Cash flows from operating activities	
Cash received from brokers and dealers, investment companies and customers	$ 1,758,982
Cash paid to vendors and employees	(2,036,736)
Interest received	50
Net cash used in operating activities	(277,704)
Casf flows from financing activities	
Intercompany transfers	127,265
Net cash provided by financing activities	127,265
Net decrease in cash and cash equivalents	(150,439)
Cash and cash equivalents - Beginning of year	318,752
Cash and cash equivalents - End of year	$ 168,313

Advance Capital Services, Inc.
(A wholly owned subsidiary of Advance Capital Group, Inc.)

Statement of Cash Flows *(Continued)*
for the Year Ended December 31, 2016

Reconciliation of net income to net cash used in operating activities	
Net Income	$ (236,103)
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation and amortization	11,144
Changes in:	
Accounts receivable	2,755
Accounts payable and accrued taxes and expenses	(55,500)
Total adjustments	(41,601)
Net cash used in operating activities	$ (277,704)

Advance Capital Services, Inc.

(A wholly owned subsidiary of Advance Capital Group, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2016

Net Capital	
Total stockholder's equity	$ 409,653
Deduct stockholder's equity not allowable for net capital	0
Total stockholder's equity qualified for net capital	409,653
Deductions, charges and haircuts:	
Non-allowable assets	
Furniture, equipment and software, net	23,170
Intercompany transfers	282,583
Deposits	10,023
Haircuts on money market funds	1,387
Total deductions, charges and haircuts	317,163
Net capital	$ 92,490
Aggregate Indebtedness	
Items included in consolidated statement of financial condition	
Payable to brokers and dealers	$ 4
Accounts payable	52,771
Accrued taxes and expenses	21,781
Total aggregate indebtedness	$ 74,556
Computation of Net Capital Requirement	
Minimum net capital required	$ 5,000
Excess net capital at 1,500 percent	$ 87,490
Excess net capital at 1,000 percent	$ 85,034
Ratio: Aggregate indebtedness to net capital	.81 to 1

Reconciliation with Company's Computation

There is no material difference between the computation of net capital as reported in Advance Capital Services, Inc.'s Part II amended (Unaudited) FOCUS report dated December 31, 2016 and the above calculation.

Advance Capital Services, Inc.

(A wholly owned subsidiary of Advance Capital Group, Inc.)

Computation for Determination of Reserve Requirements for Broker-Dealer Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2016

Advance Capital Services, Inc. is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(1), as a broker-dealer, "doing limited business (mutual funds and/or variable annuities only)."

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

ANTHONY L. CARNAGHI, CPA
DOUGLAS W. SCHWARK, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Advance Capital Services, Inc.
Southfield, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities . Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Advance Capital Services, Inc. and SIPC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating Advance Capital Services, Inc.'s compliance with the applicable instructions of Form SIPC-7. Advance Capital Services Inc.'s management is responsible for Advance Capital Services Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts of the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 23, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

37456 FINRA DEC
ADVANCE CAPITAL SERVICES INC
1 TOWNE SQ STE 444
SOUTHFIELD MI 48076-3704

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Julie Katynski (248) 350-8543

2. A. General Assessment (item 2e from page 2) $ 80

B. Less payment made with SIPC-6 filed (exclude interest) ( )

_______________ Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 80

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 80

G. PAYMENT: √ the box
Check mailed to P.O. Box [✓] Funds Wired [ ]
Total (must be same as F above) $ 80

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Advance Capital Services, Inc.
(Name of Corporation, Partnership or other organization)

Julie Katynski
(Authorized Signature)

Vice President & Treasurer
(Title)

Dated the 10th day of February, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,756,277
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,717,543
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Bank Interest Income (Deductions in excess of $100,000 require documentation)	6,700
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,724,243
2d. SIPC Net Operating Revenues	$ 32,034
2e. General Assessment @ .0025	$ 80 (to page 1, line 2.A.)

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

EXEMPTION REPORT IN ACCORDANCE WITH RULE 17a-5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Advance Capital Services, Inc.
Southfield, Michigan

We have reviewed management's statements, included in the accompanying Exemption Report prepared pursuant to Securities and Exchange Act of 1934 Rule 17a-5, in which (1) Advance Capital Services, Inc. identified the following provisions of 17 C.F.R. subsection 15c3-3(k) under which Advance Capital Services, Inc. claimed an exemption from 17 C.F.R. subsection 240.15c3-3: k(1) (the "exemption provisions") and (2) Advance Capital Services, Inc. stated that Advance Capital Services, Inc. met the identified exemption provisions throughout the current fiscal year without exception. Advance Capital Services Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Advance Capital Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of rule 15c3-3 under the Securities Exchange Act of 1934.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 23, 2017

Advance Capital Services, Inc.
Exemption Report Prepared Pursuant to Securities and Exchange Act of 1934 Rule 17a-5, Subsection 240.17a-5(d)(1) and (4) of the U.S. Securities and Exchange Commission
December 31, 2016

Advance Capital Services, Inc. Exemption Report

The following statements are made to the best knowledge and belief of Julie Katynski as Vice President-Finance, Treasurer & Assistant Secretary of Advance Capital Services, Inc.:

I, Julie Katynski, as the Vice President-Finance, Treasurer & Assistant Secretary of Advance Capital Services, Inc., (the Company) am responsible for complying with 17 C.F.R. Section 240.17a-5, ("Reports to be made by certain brokers and dealers") and complying with 17 C.F.R. Section 240.15c3-3(k) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. Section 240.17a-5 and the exemption provisions.

Based on this evaluation, I assert the following:

I identified the provisions of 17 C.F.R. Section 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (k)(1) as a limited business (mutual funds and or variable annuities only).

The Company met the identified exemption provisions for the fiscal year ended December 31, 2016 without exception.

I, Julie Katynski, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Julie Katynski

Julie Katynski

February 20, 2017